Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2017			Period from May 7, 2014 (inception) to December 31, 2014
		Years Ended December 31,
		2016	2015
	(In thousands)
Net loss	$(12,631)	$(31,634)	$(12,397)	$(9,539)
Consolidated ratios of earnings to fixed charges (1)	N/A	N/A	N/A	N/A
Coverage deficiency	$(12,631)	$(31,634)	$(12,397)	$(9,539)

(1)	Due to our net losses for the three months ended March 31, 2017, for the years ended December 31, 2016 and 2015, and for the period from May 7, 2014 (inception) to December 31, 2014, earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods.